Filed by Stantec Inc. pursuant to
Rule 425 under the Securities Act of 1933 and deemed
filed pursuant To Rule 14a-12 under the
Securities Exchange Act of 1934.
Subject Company: The Keith Companies, Inc.
Commission File No. 000-26561

This filing consists of investor questions and answers posted to the www.stantec.com/keithco website on April 20, 2005, regarding the proposed combination of Stantec Inc. and The Keith Companies, Inc.

Additional Information and Where to Find It
In connection with the proposed transaction, Stantec and TKC will file a Registration Statement on Form F-4, a joint proxy statement/prospectus and other related documents with the Securities and Exchange Commission (the “SEC”). Stockholders of Stantec and TKC are advised to read these documents when they become available because they will contain important information. Stockholders of the companies may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov. These and such other documents may also be obtained for free from:

Stantec
10160-112 Street
Edmonton, Alberta, Canada, T5K 2L6
Phone: (780) 917-7000 Fax: (780) 917-7330

And from:
The Keith Companies
19 Technology Drive
Irvine, California, USA 92618-2334
Phone: (949) 923-6000 Fax: (949) 923-6121

Stantec and TKC and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with Stantec’s proposed acquisition of TKC. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding Stantec’s directors and executive officers is also included in its management information circular for its 2005 Annual Meeting of Shareholders, which was filed with the applicable securities commissions in Canada on or about March 31, 2005 and is available free of charge at the Canadian Securities Administrators’ web site at www.sedar.com or by contacting Stantec at the address or telephone number set forth above. Additional information regarding TKC’s directors and executive officers is also included its proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on or about April 12, 2005 and is available free of charge at the SEC’s web site at www.sec.gov or by contacting TKC at the address or telephone number set forth above.

Investor Questions

Question #1
What is the merger consideration that will be paid in this transaction?

•	Is there a fixed amount of cash that will be paid by Stantec?
•	Is there a fixed number of shares that will be issued by Stantec?

Answer #1
The merger consideration to be paid by Stantec includes a fixed amount of cash equal to US$11.00 per share of TKC common stock as well as Stantec shares, which at the time the merger agreement was signed had a value of approximately US$11.00.

The number of shares that Stantec will issue as merger consideration is partly fixed and partly variable. The fixed component is equal to 0.23 Stantec common shares per TKC share of common stock. The variable component is equal to US$5.50 per share of TKC common stock and will be based on the trading prices of Stantec shares for the twenty trading days prior to the merger. As a consequence, the actual number of shares of Stantec stock that will be issued in the merger cannot be estimated precisely at this time. However, based on the closing sales price of the Stantec shares on April 14, 2005, Stantec anticipates that it will issue approximately 4,000,000 shares in connection with the transaction.

Question #2
Can a TKC shareholder choose to elect to receive merger consideration in the form of all cash or all Stantec shares?

Answer #2 TKC shareholders can initially elect to receive merger consideration based on one of the following three methods:

1.	Mix of cash and Stantec shares (as described above)
2.	All Stantec shares
3.	All Cash

Once all elections have been made the following procedure will be used to determine the actual form of merger consideration that a TKC shareholder will receive:

1.	TKC shareholders who elect option #1 will be allocated a fixed mix of shares and cash, regardless of the number of stockholders that elect this option

2.	If the number of shares that TKC shareholders elect is greater than the total number of shares Stantec is required to issue, then shareholders who elect option #2 (all shares) will receive a proportionate allocation of shares and cash and TKC shareholders who elect option #3 (all cash) will receive all cash.

3.	If the amount of cash that TKC shareholders elect is greater than the total cash Stantec is required to pay, then TKC shareholders who elect option #3 (all cash) will receive a proportionate allocation of cash and shares and TKC shareholders who elect option #2 (all shares) will receive all shares.

Question #3
You previously stated that TKC’s enterprise value was approximately US$145 million. How do you calculate enterprise value?

Answer #3
Enterprise value is comprised of the total value of the consideration (shares and cash) that Stantec will pay for the shares of TKC on the closing date plus any debt on the balance sheet of TKC, less any cash on the balance sheet of TKC.

As of Dec 31, 2004, The Keith Companies had zero long-term debt and a total of $42,144,000 USD in cash.

Question #4
Will the Stantec shares issued as a result of this transaction be listed in the United States?

Answer #4 In connection with the transaction, Stantec will apply to list its shares on a major U.S. exchange. In addition, Stantec shares are also listed on the Toronto Stock Exchange.

Question #5
Is a U.S. listing a requirement in order for this transaction to be complete?

Answer #5 Yes, it is a condition in the merger agreement.

Question #6
What will Stantec’s intangible amortization expenses be in connection with this transaction?

Answer #6
This question cannot be answered at this time as intangible amortization expenses can only be determined after the transaction has been completed and a valuation of identifiable intangible assets has been completed.

Question #7
Have any of TKC directors or officers agreed to vote in favor of the merger? If so, how many shares does this represent?

Answer #7
Yes. Aram Keith, TKC Chairman & CEO has granted Stantec a proxy to vote his shares, which represent approximately 17% of TKC shares outstanding, in favor of the merger. Aram Keith has informed us that he currently intends to elect to receive the mix of Stantec shares and cash.

Cautionary Note Regarding Forward Looking Statements
This website contains forward-looking statements. In some cases, forward-looking statements can be identified by words such as “believe,” “expect,” “anticipate,” “plan,” “potential,” “continue” or similar expressions. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Some of the forward-looking statements contained in this press release include statements about the proposed Stantec and TKC merger; including statements that: (i) the merger will allow the combined company to realize strategic goals; (ii) the merger is expected to be accretive to earnings of the combined company; (iii) the merger will allow Stantec to increase its revenues from its United States operations by approximately 70%; (iv) the combination with TKC will allow Stantec opportunities to cross sell services to TKC’s client base; and (v) the TKC shareholders will realize a premium of approximately 30%. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if TKC does not receive required shareholder approvals, if Stantec is unable to list its stock on a major US exchange or either party fails to satisfy other conditions to closing, the merger will not be consummated. In addition, the combined companies may not realize all or any of the expected benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: global capital market activities, fluctuations in interest rates and currency values, the effects of war or terrorist activities, the effects of disease or illness on local, national, or international economies, the effects of disruptions to public infrastructure, such as transportation or communications, disruptions in power or water supply, industry and worldwide economic and political conditions, regulatory and statutory developments, the effects of competition in the geographic and business areas in which the companies operate, the actions of management, and technological changes. Actual results may differ materially from those contained in the forward-looking statements in this press release.